UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2011

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of OceanFreight Inc. (the "Company"), dated July 5, 2011, announcing a 1-for-20 reverse stock split of the Company's Class A common stock to be effective July 6, 2011.

Attached as Exhibit 99.2 to this Report on Form 6-K is a copy of the Articles of Amendment to the Company's Third Amended and Restated Articles of Incorporation, which were approved by the Company's shareholders at the 2011 Annual General Meeting of Shareholders held on June 15, 2011.

This Report on Form 6-K and the exhibits hereto are incorporated by reference into the Company's F-3 Registration Statement (File no. 333-160784) that was filed on July 24, 2009 with the Securities and Exchange Commission (the "Commission"), as amended on August 27, 2009 and September 18, 2009, and declared effective on September 25, 2009 and into the Company's F-3 Registration Statement (File no. 333-164306) that was filed on January 12, 2010 with the Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By:/s/ Anthony Kandylidis
Chief Executive Officer

Dated: July 5, 2011

Exhibit 99.1

OCEANFREIGHT INC. ANNOUNCES REVERSE STOCK SPLIT
TO BE EFFECTIVE JULY 6, 2011

July 5, 2011 - Athens, Greece - OceanFreight Inc. (NASDAQ: OCNF) (the "Company") announced today that its Board of Directors has determined to effect a 1-for-20 reverse stock split of the Company's Class A common stock.  The Company's shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the 2011 annual general meeting of shareholders held on June 15, 2011.

The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the NASDAQ Global Market, as of the open of trading on July 6, 2011.  Beginning on that date, the Company's shares will trade for 20 trading days under the symbol "OCNFD" to indicate that the reverse stock split has occurred.  Thereafter, the Company's symbol will revert to its original symbol "OCNF."

When the reverse stock split becomes effective, every 20 shares of the Company's issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock. This will reduce the number of outstanding shares of the Company's common stock from 118,923,797 to approximately 5,946,182.

No fractional shares will be issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu of such fractional share. Shareholders will receive instructions from the Company's exchange agent, American Stock Transfer & Trust Company, LLC, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on May 17, 2011, a copy of which is available at www.sec.gov.

About the Company
OceanFreight Inc. is an owner and operator of drybulk vessels that operate worldwide.  OceanFreight owns a fleet of eleven vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

The Company's common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF."

Visit our website at www.oceanfreightinc.com.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com

Exhibit 99.2

ARTICLES OF AMENDMENT TO THE

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

OCEANFREIGHT INC.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Antonis Kandylidis, as the Chief Executive Officer of OceanFreight Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Third Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: OceanFreight Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of the 11th day of September 2006.

3.	The First Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of November 2006.

4.	The Second Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 2nd day of March 2007.

5.	The Third Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of March 2007.

6.	The First Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of April 2007.

7.	The Second Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of July 2009.

8.	The Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 10th of June 2010.

9.	Section D of the Third Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph:

"Effective with the commencement of business on July 6, 2011, the Company has effected a 20 to 1 reverse stock split as to its issued and outstanding Class A common stock, pursuant to which the number of issued and outstanding shares of Class A common stock shall decrease from 118,923,797 to 5,946,182, as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of Class A common stock the Company is authorized to issue or the par value of the Class A common stock.  The stated capital of the Company is hereby reduced from $1,189,237.97 to $59,461.82 as adjusted for the cancellation of the fractional shares and the amount of $1,129,776.15 , as adjusted for the cancellation of fractional shares, is allocated to surplus."

4.	All of the other provisions of the Third Amended and Restated Articles of Incorporation shall remain unchanged.

5.
This amendment to the Third Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the special meeting of shareholders of the Corporation held on June 15, 2011.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, I have executed this Amendment to the Third Amended and Restated Articles of Incorporation on this 5th day of July, 2011.

/s/ Antonis Kandylidis
Name: Antonis Kandylidis
Title:   Chief Executive Officer

SK 25754 0002 1206482